# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Address of issuer's principal executive offices: Building 48, Zhixin Manufacturing Valley, Yangzhou Road, Economic Development Zone, Shandong Province, China (F4), 266000
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0001943764
Persons authorized to receive notices and communications: Sea Synergy Limited, OMC Chambers, Wickhams Cay 1, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 18620347080

## Reporting persons
- Sea Synergy Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 4,444,445; shared voting power 0; sole dispositive power 4,444,445; shared dispositive power 0; aggregate amount beneficially owned 4,444,445 (1.39% of the class)
  Comment: Note to Row 7, 9, 11: Includes 4,444,445 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Sea Synergy Limited.
  
  Note to Row 13: The percentage calculation is based on 319,864,024 ordinary shares (excluding treasury shares), comprising of 313,197,356 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of December 26, 2025 according to records of the Issuer.
- Summer Day Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yinan Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cheng Jianguo (CIK 0001943764): type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,444,445; sole dispositive power 0; shared dispositive power 4,444,445; aggregate amount beneficially owned 4,444,445 (1.39% of the class)
  Comment: Note to Row 7, 9, 11: Includes 4,444,445 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Sea Synergy Limited. Sea Synergy Limited is owned by Jianguo Cheng and Wei Yang.
  
  Note to Row 13: The percentage calculation is based on 319,864,024 ordinary shares (excluding treasury shares), comprising of 313,197,356 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of December 26, 2025 according to records of the Issuer.
- Wei Yang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,444,445; sole dispositive power 0; shared dispositive power 4,444,445; aggregate amount beneficially owned 4,444,445 (1.39% of the class)
  Comment: Note to Row 7, 9, 11: Includes 4,444,445 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Sea Synergy Limited. Sea Synergy Limited is owned by Wei Yang and Jianguo Cheng.
  
  Note to Row 13: The percentage calculation is based on 319,864,024 ordinary shares (excluding treasury shares), comprising of 313,197,356 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of December 26, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: Building 48, Zhixin Manufacturing Valley, Yangzhou Road, Economic Development Zone, Shandong Province, China (F4), 266000
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the prior statement on Schedule 13D as filed on January 5, 2025 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on January 6, 2025, Amendment No. 2 to Schedule 13 as filed on March 18, 2025 and Amendment No. 3 to Schedule 13D as filed on September 23, 2025 (the Original 13D as amended and supplemented, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.09 per share (the "Class A Ordinary Shares") of Maase Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Building 48, Zhixin Manufacturing Valley, Yangzhou Road, Economic Development Zone, Shandong Province, China 266000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Sea Synergy Limited ("Sea Synergy"), Summer Day Limited ("Summer Day"), Yinan Hu, Jianguo Cheng and Wei Yang (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Residence or business address:
The business address of Sea Synergy, Jianguo Cheng and Wei Yang is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

The business address of Summer Day and Yinan Hu is 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, 510623.
Present principal occupation or employment:
Jianguo Chen and Wei Yang serve as directors of Sea Synergy.

Yinan Hu serves as a director of Summer Day.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Sea Synergy is an exempted company with limited liability incorporated under the laws of British Virgin Island.

Summer Day is an exempted company with limited liability incorporated under the laws of British Virgin Island.

Yinan Hu is a PRC citizen.

Jianguo Cheng is a Nevisian citizen.

Wei Yang is a PRC citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented to add the following:

On October 13, 2025, 2025, Yinan Hu, through his wholly-owned subsidiary, Summer Day, transferred all shares in Sea Synergy to Jianguo Cheng. On the same day, Yinan Hu resigned as a director of Sea Synergy and Jianguo Cheng was appointed as a director of Sea Synergy. On November 11, 2025, Jianguo Cheng transferred 45% of the equity in Sea Synergy to Wei Yang, who was also appointed as a director of Sea Synergy on the same day.

Upon completion of the change, Yinan Hu, and his wholly-owned subsidiary, Summer Day, has no beneficial ownership of the Class A Ordinary Shares or other interest in the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented to add the following:

Yinan Hu, through his wholly-owned subsidiary, disposed of his interest in Sea Synergy, and in turn, such number of Class A Ordinary Shares of the Issuer, for personal investment purposes.

Jianguo Cheng and Wei Yang, through acquisition of interests in Sea Synergy, acquired beneficial ownership of the Class A Ordinary Shares as described in this Schedule 13D for investment purposes. Jianguo Cheng and Wei Yang intend to review their investment in the Issuer on a continuing basis. Each of Jianguo Cheng and Wei Yang may in the future take such actions with respect to its investment in the Issuer as he deems appropriate, including changing his current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, conditions in the securities markets, and general economic and industry conditions.

Consistent with investment purposes, Jianguo Cheng and Wei Yang may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as Jianguo Cheng and Wei Yang may deem relevant to their investment in the Class A Ordinary Shares. Jianguo Cheng and Wei Yang expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Class A Ordinary Shares (or other securities convertible or exercisable into Class A Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Class A Ordinary Shares, depending upon the evaluation of the Issuer's business, prospects, financial condition and strategic direction, other opportunities available to Jianguo Cheng and Wei Yang, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, Jianguo Cheng and Wei Yang have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of Class A Ordinary Shares beneficially owned by the Reporting Persons is 4,444,445 Class A Ordinary Shares directly held by Sea Synergy which in turn is owned by Jianguo Cheng and Wei Yang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Jianguo Cheng and Wei Yang will be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Sea Synergy. The aggregate percentage of beneficial ownership of Sea Synergy, Jianguo Cheng and Wei Yang is 1.39% and it represents 0.45% of the voting power of the Issuer. Percentage of beneficial ownership of Sea Synergy, Jianguo Cheng and Wei Yang is based on 319,864,024 ordinary shares (excluding treasury shares), comprising of 313,197,356 Class A Ordinary Shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, par value $0.09 per share (the "Class B Ordinary Shares") of the Issuer, outstanding as of December 26, 2025 according to records of the Issuer. Each Class A Ordinary Share is entitled to one (1) vote while each Class B Ordinary Share is entitled to one hundred (100) votes on any and all matters submitted for a vote.

Yinan Hu, and his wholly-owned subsidiary, Summer Day, has no beneficial ownership of the Class A Ordinary Shares or other interest in the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sea Synergy has sole voting and dispositive power over the Class A Ordinary Shares as reported in this Schedule 13D.

Jianguo Cheng and Wei Yang have shared voting and dispositive power over the Class A Ordinary Shares as reported in this Schedule 13D.

Summer Day and Yinan Hu have no voting or dispositive power over the Class A Ordinary Shares as reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented to add the following:
Exhibit 5: Joint Filing Agreement dated January 5, 2026 by and among the Reporting Persons

## Signatures
- Sea Synergy Limited: /s/ WEI YANG, Wei Yang, Director (01/05/2026)
- Summer Day Limited: /s/ Yinan Hu, Yinan Hu, Director (01/05/2026)
- Yinan Hu: /s/ Yinan Hu, Yinan Hu (01/05/2026)
- Cheng Jianguo: /s/ Jianguo Cheng, Jianguo Cheng (01/05/2026)
- Wei Yang: /s/ Wei Yang, Wei Yang (01/05/2026)